EXHIBIT N

                               PRESS RELEASE



NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO

CANADA, AUSTRALIA OR JAPAN.
---------------------------
EMBARGOED UNTIL 28 September 2001


28 September 2001


                   SHAREHOLDER MEETING OF BAAN COMPANY NV

The Supervisory Board of Baan Company NV (`Baan' or the `Company') wishes to convene a shareholders' meeting of the Company for November 27 2001. At the meeting resolutions will be put to shareholders to approve the liquidation of the Company and to adopt the Company's annual accounts.

At the Extraordinary General Meeting of shareholders of the Company held on August 18 2000, shareholders approved the sale and transfer of the whole of the business of the Company, including all of the assets and liabilities of the Company to Invensys Holdings Ltd (`Invensys'). This transaction was completed on September 1 2000 and from that date the Company ceased to be an independent company or to carry on any activities and became and remains a non-trading subsidiary of Invensys. It was also anticipated that the Company would be liquidated and a liquidation distribution paid to shareholders in the Company of (euro)2.85 (gross and without interest) per share.

Several factors outside the control of Invensys have affected the timing of the liquidation and the payment of the liquidation distribution to shareholders. However, Invensys is examining proposals to enable shareholders to receive an amount equal to the original offer ((euro)2.85 gross and without interest per share) without waiting for the formal liquidation to be completed. Invensys anticipates that at the meeting intended to be convened for November 27 2001, it will be in a position to announce further information regarding such proposals that are likely to be operable in early 2002.

Shareholder documents convening the meeting and informing shareholders about the proposed resolutions will be distributed in due course.


                              - - - End - - -
Press Enquiries:

Simon Holberton                                    Tel:  +44 (0)20 7404 5959
Brunswick


Notes

1. In June 2000 Invensys, a wholly-owned subsidiary of Invensys plc, announced a public offer in cash for all of the issued share capital of the Company. The price offered per issued share was (euro)2.85, valuing all of the issued shared capital of the Company at
      (euro)762 million. The offer document, making the offer for the issued shares, was published on June 14 2000 and on July 26 2000 Invensys had received acceptances from approximately 75% of Baan shareholders. Invensys amended its offer for the Company by reducing the acceptance requirement from 95% of the issued shares to a simple majority and extended the time available to accept the offer to August 29 2000. At the completion of the public offer Invensys had acquired approximately 80% of the issued shares of the Company. Invensys currently holds approximately 82% of the issued shares of the Company.

2. The trademark and products of Baan are now run as a subdivision of Invensys Software Systems.